August 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

Lyn Shenk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company Form 10-K for Fiscal Year Ended October 31, 2011 Filed January 17, 2012 File No. 001-34755

Dear Mr. Shenk:

Limoneira Company (the “Company,” “we” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 2, 2012, relating to the Company’s Form 10-K for Fiscal Year Ended October 31, 2011 (File No. 001-34755) filed with the Commission on January 17, 2012 (the “Form 10-K”). In a conversation with Patrick Kuhn on August 3, 2012, we requested, and the Staff agreed to, an extension of time from August 16, 2012 to and including August 30, 2012 to submit a response to the Staff’s comments. For ease of reference, we have restated your comments below in bold and italicized text preceding our response. We also confirm that we will revise the financial statements to be included in our Form 10-K for fiscal year end October 31, 2012 to include the clarifications and additional disclosures described in this letter.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Cultural Costs, Page 68

1.         Please tell us and disclose:

•	the types of costs of which each of growing and harvesting costs consist, which of these and any other costs are capitalized as cultural costs, and which, if any, costs are charged to operations when incurred;

Growing costs, also referred to as cultural costs, consist of orchard maintenance costs such as cultivation, fertilization and soil amendments, pest control, pruning and irrigation. Harvest costs are comprised of labor and equipment expenses incurred to harvest and deliver crops to the packing houses.

1141 CUMMINGS ROAD, SANTA PAULA, CA 93060

PHONE (805) 525-5541 * ADMINISTRATION FAX (805) 525-8211

WWW.LIMONEIRA.COM

         We grow lemons, oranges, specialty citrus and other crops such as pistachio nuts and cherries in our San Joaquin Valley orchards. These crops have distinct growing periods and distinct harvest and selling periods, each of which lasts approximately four to six months. During the growing period, cultural costs are capitalized as they are associated with benefiting and preparing the crops for the harvest and selling period. During the harvest and selling period, harvest costs and cultural costs are expensed when incurred and capitalized cultural costs are amortized as components of agribusiness costs and expenses.

We primarily grow lemons and avocados in our Ventura County orchards. Due to climate, growing conditions and the types of crops grown, our Ventura County orchards may be harvested and sold on a more year round basis. Accordingly, we do not capitalize cultural costs associated with our Ventura County orchards and therefore such costs, as well as harvest costs associated with our Ventura County orchards, are expensed to operations when incurred as components of agribusiness costs and expenses.

•	the costs that are considered to be related to the next year’s crops;

During the growing period, cultural costs are capitalized at our San Joaquin Valley orchards as noted above since they are associated with benefiting and preparing the crops for the harvest and selling period. Such costs that are recognized on the balance sheet at the end of a fiscal year are amortized as a component of agribusiness costs and expenses in the next year’s harvest and selling period.

•	how cultural costs are identified for recording as agribusiness costs and expenses and attributed to the associated crop when the crop is sold; and

Cultural costs including amortization of capitalized cultural costs are expensed as agribusiness costs and expenses during the harvesting and selling period as described above. Most cultural costs, including amortization of capitalized cultural costs, and harvest costs are associated with and charged to specific crops. Certain other costs, such as property taxes, indirect labor including farm supervision and management and irrigation that benefit multiple crops are allocated to crops on a per acre basis.

•	if any costs incurred are associated with more than one crop, and if so, the basis of attribution to each associated crop.

Most cultural costs, including amortization of capitalized cultural costs, and harvest costs are associated with and charged to specific crops. Certain costs, such as property taxes, indirect labor including farm supervision and management and irrigation that benefit multiple crops are allocated to crops on a per acre basis.

2.         We note that some crops have an extended harvest period. For example, you disclose that lemons are harvested year round. Please tell us and disclose how growing, harvest and/or cultural costs are attributed to each harvest and charged to operations. In particular, tell us and disclose if any crop has multiple harvests during a fiscal year, and if so, how costs are attributed to each harvest.

As noted in our response to comment 1 above, we primarily grow lemons and avocados in our Ventura County orchards. Due to climate, growing conditions and the types of crops grown, our Ventura County orchards may be harvested and sold on a more year round basis. Accordingly, we do not capitalize cultural costs associated with our Ventura County orchards and therefore such costs, as well as harvest costs associated with our Ventura County orchards, are expensed to operations as incurred as components of agribusiness costs and expenses. In this regard, cultural costs are considered orchard maintenance for on-going harvest operations rather than associated with specific harvest and selling activities.

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Property, Plant and Equipment, page 68

3.         Please tell us and disclose maintenance type development costs that may be incurred after orchards become commercially productive and your accounting treatment for such costs. For example, periodic pruning that appears would continue throughout the life of an orchard. In so doing, tell us and disclose whether the cost is capitalized as a cultural cost or charged to operations when incurred.

Maintenance type development costs are considered cultural costs incurred subsequent to the orchards becoming commercially productive and are accounted for as described in our responses to comments 1 and 2 above.

Real Estate Development Costs, page 69

4.         Please tell us and disclose the types of costs that are expensed when incurred.

Real estate development costs that are expensed as incurred consist of property maintenance and repairs, general and administrative expenses and marketing expenses. In addition, in May 2011 we sold a real estate development project in Paradise, Arizona (“Donna Circle”). For the year ended October 31, 2011, we recognized the net book value of Donna Circle as a real estate development cost upon sale of the property.

Revenue Recognition, page 70

5.         Please tell us and disclose your revenue recognition policy in regard to lemons that you sell directly to ultimate customers (i.e., not packinghouses). In particular, describe the timing of when revenues are recognized. It appears from your disclosures that the process by which you generate revenues for lemons changed starting in November 2010 that now should be specifically disclosed.

As described in Note 2 Summary of Significant Accounting Policies on pages 70-71 of the Form 10-K, our revenue recognition policy in regards to lemons sold directly to customers is that revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable and (iv) collectability is reasonably assured. This generally occurs FOB shipping point when the customer takes possession of the product from our shipping dock. Prior to November 1, 2010, we primarily sold our lemons to Sunkist, who sold such lemons to its customers. Beginning November 1, 2010, we began selling our lemons directly to customers. This change did not result in a change in revenue recognition, but rather was a change from selling to one customer (i.e., Sunkist) to selling directly to multiple customers.

Note 8: Equity Investments, page 78

6.         Please provide a more substantive reason for using the equity method of accounting for your investments in the Romney Property Partnership and HM Ridge East. In so doing, tell us and disclose your ownership interest in HM Ridge East. In particular, explain why you are not considered the primary beneficiary of either of these investments.

Romney Property Partnership

We currently own 75% of the Romney Property Partnership (the “Romney Partnership”) with the other partner owning the remaining 25% interest. We evaluated whether the Romney Partnership is a variable interest entity (VIE) and concluded that it is not a VIE for the following reasons:

(1) The partnership has sufficient equity to finance its activities without additional subordinated financial support and currently has no debt.

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(2) Both partners have financial equity in the partnership, which makes both partners at-risk partners. The at-risk partners direct all of the activities of the partnership. The minority partner is the managing partner with responsibility for the day to day operations of the partnership.

(3) The at-risk partners absorb the partnership losses or receive the residual returns based on their percentage ownership interests.

The VIE consolidation model provides that if an entity is not determined to be a VIE, other GAAP guidance should be considered, such as the voting interest model, to determine if the entity should be consolidated. The usual presumption for consolidating entities when there is over 50% ownership control of the entity can be overcome by the specific circumstances of the entity. In the case of the Romney Partnership, we cannot exercise unilateral control of the partnership because the partnership agreement provides substantive rights to the minority partner. The minority partner is the managing partner and is responsible for day to day operations of the partnership, including the determination of and call for additional capital from the partners. The partnership agreement also requires the unanimous approval of the partners for key transactions and activities of the partnership, including the purchase of additional property, the sale of property, the encumbering of the partnership’s assets, the admission of new partners and the termination of the partnership. The managing partner may be removed only for cause under the partnership agreement. Since the minority partner has substantive rights and we cannot exercise unilateral control of the partnership, and given the fact that key partnership decisions require unanimous approval, we believe the equity method of accounting is appropriate for the Romney Partnership.

HM East Ridge LLC

We currently own 50% of HM East Ridge LLC (“East Ridge”) with the other member owning the remaining 50%. We evaluated whether East Ridge is a VIE and concluded that it is a VIE for the following reasons:

(1) Based on the value of the land included in East Ridge, East Ridge may have sufficient equity to finance the primary business of the entity, which is to develop a real estate project. However, additional capital may be needed from the members or outside lenders and guarantees may be required for such loans by the members.

(2) We are the primary at-risk owner of East Ridge because the other member does not have any financial equity in East Ridge. However, the other member is the managing member in accordance with the East Ridge limited liability company agreement (the “East Ridge Operating Agreement”) and has authority to run the day to day operations including entering into loan agreements to finance the project.

(3) We and the other member share losses and residual returns of East Ridge. Accordingly, East Ridge is a VIE because the other member has the power to direct the activities that most significantly impact the entity’s economic performance and shares in East Ridge’s losses and residual returns, but does not have any equity at risk.

An entity that is determined to be a VIE should be evaluated for consolidation based on whether the enterprise considering consolidation has both: (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. This analysis requires the determination of the primary beneficiary, and if there is a primary beneficiary, it would generally be required to consolidate the entity. Under the terms of the East Ridge Operating Agreement, the other member has the power to direct the activities of East Ridge that most significantly impact the entity’s economic performance, such as project management and entering into contracts including loan agreements. Both members share in East Ridge’s profits and losses. Because the power to direct the activities of East Ridge that most significantly impact the economic performance of East Ridge is held by the other member, we are not the primary beneficiary of the VIE and therefore have determined that East Ridge should not be consolidated. As such, we believe the equity method of accounting is appropriate for East Ridge.

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Note 10: Notes Receivable, page 81

7.         We note that the note receivable in regard to the sale of the parcel of land in Morro Bay appears to have not had any payment activity since April 2005 and has undergone two extensions for repayment since then. Please tell us why you believe the note is still collectible and the amount of any allowance you have recorded against this note.

As described in Note 10 Notes Receivable on page 81 of the Form 10-K, the terms of the Morro Bay note receivable provide for repayment based on the cash flow of the underlying avocado orchard with any remaining principal balance to be paid in full on or prior to April 1, 2020. The underlying avocado orchard was planted in 2006. Since this orchard is not yet fully mature, it has generated lower avocado production and the cash payments, which were received in March 2011 and May 2012, have not been significant. As the underlying avocado orchard matures, we expect repayment to occur on an accelerated basis according to the terms of the note. As such, while we continue to evaluate the performance of the note, we do not believe an allowance for doubtful collection is necessary at this time.

Note 17: Retirement Plans, page 88

8.         Please provide the disclosures pursuant to Accounting Standards Codification paragraphs 715-20-50-1.i, j, o and s, in regard to other comprehensive income and accumulated other comprehensive income, as applicable.

In accordance with Accounting Standards Codification (ASC) 715-20-50-1.i, the net gain or loss and net prior service cost or credit recognized in other comprehensive income was a net loss of $2,080,857 and $0, respectively, for the year ended October 31, 2011 and there were no reclassification adjustments of other comprehensive income for the period.

In accordance with ASC 715-20-50-1.j, the amounts in accumulated other comprehensive income that have not yet been recognized as a component of net periodic benefit costs totaled $8,969,947 as of October 31, 2011, comprised of $8,969,947 in accumulated net loss and $0 net prior service cost or credit and $0 net transition asset or obligation.

ASC 715-20-50-1.o, which concerns alternative methods used to amortize prior service amounts or net gains or losses, does not apply because there have been no settlements, curtailments or termination benefits.

In accordance with ASC 715-20-50-1.s, as of October 31, 2011, the amount of accumulated other comprehensive income expected to be recognized as components of net periodic benefit or cost over the next fiscal year is a net loss of $818,191, comprised of amortization of accumulated loss and $0 for net prior service costs or credit and $0 net transition asset or obligation.

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In connection with this response to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff in reviewing the Form 10-K. Should you have any questions concerning the responses to your comments, please do not hesitate to contact me at (805) 525-5541.

Very truly yours,

/s/ Joseph D. Rumley
Joseph D. Rumley, Chief Financial Officer,
Treasurer and Corporate Secretary

cc:	Harold Edwards, Limoneira Company Mark Sogomiam, Ernst & Young LLP Toby D. Merchant, Squire Sanders (US) LLP

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